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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*



                             Quanta Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74762E102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 Thomas R. Denison - First Reserve Corporation,
            One Lafayette Place, Greenwich, CT 06830, (203) 625-2520
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 9, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 74762E102                                          Page 2 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    First Reserve GP IX, Inc.
    I.R.S. No.: 91-209254
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          15,176,052
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,716,052
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,176,052
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 74762E102                                          Page 3 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    First Reserve GP IX, L.P.
    I.R.S. No.: 91-208465 3
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          15,176,052
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,176,052
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,176,052
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 74762E102                                          Page 4 of 10 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    First Reserve Fund IX, L.P.
    I.R.S. No.: 91-208465-2
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          15,176,052
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,176,052
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,176,052
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 6 to the statement on Schedule 13D originally filed on October 23 2002, as amended on December 31, 2002, April 28, 2003, March 2, 2004, October 1, 2004, and October 6, 2004 (the "Statement"), is filed by First Reserve GP IX, Inc. ("First Reserve"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve Fund IX, L.P. ("Fund IX," and together with First Reserve and GP IX, the "Reporting Persons") and relates to the Common Stock, par value $.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation (the "Issuer" or "Quanta"). That Schedule 13D is hereby amended as set forth below.

ITEM 2. IDENTITY AND BACKGROUND.

         The following language should be added to the first paragraph of Item
2:

         This Statement is being amended jointly by the Reporting Persons to report the disposition on December 9, 2004 of 3,692,000 shares of Common Stock held directly or indirectly by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

         The text of Item 4 of the Statement is hereby amended by adding the following:

         On December 9, 2004, Fund IX and the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities Inc. (the "Underwriter") providing for the sale by Fund IX of 3,692,000 shares of Common Stock (the "Offered Securities") to the Underwriter at a price of $7.00 per share. The Underwriter resold the Offered Securities to the public pursuant to a registration statement on Form S-3 at a price of $7.15 per share. The transaction is expected to close on December 15, 2004.

         Registration statements relating to the shares of Common Stock have been filed with the Securities and Exchange Commission and have been declared effective. This Amendment Number 6 to Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained, when available, from J.P. Morgan Securities Inc., 270 Park Avenue, New York, NY 10017.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby deleted in its entirety and replaced with the following:

         After giving effect to the transactions set forth above, as of December 9, 2004, the Reporting Persons beneficially owned an aggregate of 15,176,052 shares of Common Stock, constituting approximately 13.1% of the Common Stock outstanding based on 116,207,418 shares of Common Stock outstanding as of December 9, 2004 (comprised of 116,192,418 shares of Common Stock indicated as outstanding as of December 9, 2004 in the registration statement related to the Offered Securities, and options for 15,000 shares issued to Ben
A. Guill in his capacity as a director of the Issuer.)

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of Quanta Common Stock in the numbers and percentages set forth in the table below:

                                NUMBER OF SHARES
                                  BENEFICIALLY
 REPORTING PARTY                     OWNED                PERCENTAGE OF CLASS
First Reserve (1)                15,176,052 (2)                13.1% (3)

    GP IX(1)                     15,176,052 (2)                13.1% (3)

   Fund IX (1)                   15,176,052 (2)                13.1% (3)

         (1) GP IX is the sole general partner of Fund IX and may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund
IX. First Reserve, as the sole general partner of GP IX, may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Fund IX.

         (2) Consists of 15,099,204 shares of Common Stock held directly by Fund IX, 45,187 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer, options to acquire 15,000 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer, and 16,661 shares issued to Thomas Sikorski, a former director of the Issuer. Mr. Sikorski resigned from the board of directors of the Issuer on November 30, 2004 and, as a result of his resignation, forfeited to the Issuer 45,062 shares of unvested restricted stock. First Reserve, as the general partner of GP IX, may be deemed to share beneficial ownership of the aforementioned shares and options issued to Mr. Guill and Mr. Sikorski. Messrs. Guill and Sikorski disclaim beneficial ownership of any securities of the Issuer held by the Reporting Persons.

         (3) The percentage above is obtained by using as the denominator 116,207,418 shares of Common Stock, comprised of 116,192,418 shares of Common Stock indicated as outstanding as of December 9, 2004 in the registration statement related to the Offered Securities, and options for 15,000 shares issued to Ben A. Guill in his capacity as a director of the Issuer. This denominator excludes (a) 1,011,780 shares of Limited Vote Common Stock (as indicated as outstanding as of December 9, 2004 in the registration statement related to the Offered Securities), (b) shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted, and (c) shares of Common Stock in which the options issued pursuant to the 2001 Stock Incentive Plan can be exercised (other than the options for 15,000 shares issued to Ben Guill in his capacity as a director of the Issuer).

         Item 5(c) is hereby deleted in its entirety and replaced with the following:

         (c) During the past 60 days, the following transactions were effected:

REPORTING                       NUMBER OF
  PARTY          DATE             SHARES               PRICE          TRANSACTION
Fund IX       12/9/2004          3,692,000             $7.00          Common Sold


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following:

JOINT FILING AGREEMENT

         A Joint Filing Agreement dated December 13, 2004, by and among Fund IX, GP IX, and First Reserve, has been executed by the Reporting Persons, a copy of which is attached as an exhibit to this Statement and is incorporated herein by reference.

UNDERWRITING AGREEMENT

         On December 9, 2004, Fund IX entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriter at a price of $7.00 per share. The Underwriting Agreement is filed as an exhibit to this Statement and is incorporated by reference herein. See also Item 4.

LOCK-UP AGREEMENT

         On December 9, 2004, Fund IX and Mr. Ben Guill, a member of the board of directors of the Issuer, in connection with the offering of the Offered Securities, agreed from December 9, 2004 until the date that is 45 days after the date of the public offering with respect to Fund IX, and 30 days after the date of the public offering with respect to Ben Guill, (a) not to directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow, or otherwise dispose of any Relevant Security, and (b) not to establish or increase any "put equivalent position or liquidate or decrease any "call equivalent position" with respect to any Relevant Security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such a transaction is to be settled by delivery of Relevant Securities other securities, cash or other consideration. A "Relevant Security" means the Common Stock of the Issuer or any other equity security of the Issuer or any of its subsidiaries and any security convertible into, or exercisable or exchangeable for, any Common Stock or other such equity security. The foregoing description of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Statement and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A. Joint Filing Agreement dated December 13, 2004, by and among First Reserve Fund IX, L.P., First Reserve GP IX, L.P., and First Reserve GP IX, Inc.

B. Underwriting Agreement dated as of December 9, 2004 among First Reserve Fund IX, L.P., Quanta Services, Inc. and J.P. Morgan Securities Inc.

C. Form of Lock Up Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: December 13, 2004.

                                     FIRST RESERVE FUND IX, L.P.

                                     By:  First Reserve GP IX, L.P., General
                                          Partner
                                          By:  First Reserve GP IX, Inc.
                                               General Partner



                                          By:  /s/ Thomas R. Denison
                                               ---------------------------------
                                               Name:  Thomas R. Denison
                                               Title:  Managing Director



                                     FIRST RESERVE GP IX, L.P.

                                     By:  First Reserve GP IX, Inc.
                                          General Partner



                                          By:  /s/ Thomas R. Denison
                                               ---------------------------------
                                               Name:  Thomas R. Denison
                                               Title:  Managing Director



                                     FIRST RESERVE GP IX, Inc.



                                     By:  /s/ Thomas R. Denison
                                          --------------------------------------
                                          Name:  Thomas R. Denison
                                          Title:  Managing Director

                                 EXHIBIT INDEX


EXHIBIT
NUMBER      DESCRIPTION
-------     -----------
A.          Joint Filing Agreement dated December 13, 2004, by and among First
            Reserve Fund IX, L.P, First Reserve GP IX, L.P., and First Reserve
            GP IX, Inc.

B.          Underwriting Agreement dated as of December 9, 2004 among First
            Reserve Fund IX, L.P., Quanta Services, Inc. and J.P. Morgan
            Securities Inc.

C.          Form of Lock Up Agreement